EXHIBIT 99.1

FreeSeas Announces 2010 First Quarter Financial Results

Company to Hold Conference Call at 11:00 AM ET on May 27, 2010

Q1 2010 Financial Highlights

  Operating revenues of $15.7 million
  Net income of $2.7 million, or $0.09 diluted earnings per share
  Adjusted net income of $2.9 million or $0.09 diluted earnings per share excluding non-cash unrealized swap losses and stock-based compensation expense (see below for reconciliation)
  Adjusted EBITDA of $8.2 million (see below for reconciliation)
  Cash from operations of $7.3 million for the period

PIRAEUS, Greece, May 27, 2010 (GLOBE NEWSWIRE) -- FreeSeas Inc. (Nasdaq:FREE) (Nasdaq:FREEW) (Nasdaq:FREEZ) ("FreeSeas" or the "Company"), a transporter of dry-bulk cargoes through the ownership and operation of a fleet of eight Handysize vessels and two Handymax vessels, announced today financial results for its first quarter ended March 31, 2010.

Market Conditions and Outlook

Mr. Ion Varouxakis, Chairman and CEO, noted, "The substantially improved results of the first quarter of 2010 as compared to the fourth quarter of 2009 reflect our chartering strategy to operate the fleet on the spot market. This has led to significant improvements to free cash flow, available cash at banks, corporate leverage and profitability as compared to the fourth quarter of 2009. We feel that the Company has turned a corner and our strengthened financial position provides us with multiple options for growth in the future. The steadily improving Handysize chartering market positions us to renew our fleet by exploring second-hand and newbuilding opportunities."

Mr. Alexandros Mylonas, CFO, added, "Our quarterly results show an improvement of net debt from $128.4 million at December 31, 2009 to $121.1 million at March 31, 2010, translating into a net debt over total assets ratio of approximately 41%. Based on improving chartering rates and disciplined cost management, these metrics are expected to further improve in future quarters positioning the Company for the expansion and renewal of its fleet."

Financial Review for the First Quarter of 2010

  Operating revenues for the first quarter of 2010 were $15.7 million, as compared to $17.6 million reported during the same period of the prior year. This decline primarily reflected the lower rates earned during the first quarter of 2010 compared to the rates earned from time charters still in effect during the first quarter of 2009. By comparison, the Company's revenues for the first quarter of 2010 improved by $1.2 million as compared to the fourth quarter of 2009. This represents the third consecutive quarter that the Company has reported sequential revenue growth, with charter rates for the Company's Handysize vessels increasing throughout the last three-quarter period.

  Vessel operating expenses were $4.7 million for the 2010 first quarter, as compared to $3.5 million for the same period of the prior year. The Company's daily vessel operating expenses were $5,208 during the first quarter of 2010, compared to $4,295 in the prior year period. The Company's expenses for the first quarter of 2009 reflect the effect of the Company's vigorous cost-cutting initiatives taken during the quarter as a response to the deteriorating market conditions at the time. Although vessel operating expenses for the 2010 quarter increased year-over-year, these expenses declined 14% from the fourth quarter of 2009 and are in line with the daily vessel operating expenses for the full year 2009.

  Income from operations for the first quarter of 2010 was $3.8 million, as compared to the $7.3 million reported in the prior year period (please see below explanation).

  The Company reported net income for the first quarter of 2010 of $2.7 million, or $0.09 diluted earnings per share based on 31.6 million diluted weighted average number of shares, as compared to net income of $6.2 million, or $0.29 diluted earnings per share based on 21.2 million diluted weighted average number of shares, for the first quarter of 2009 (please see below explanation).

  Adjusted net income for the first quarter of 2010, excluding non-cash unrealized swap losses and stock-based compensation expense, was $2.9 million, or $0.09 per share, as compared to $6.1 million, or $0.29 per share, for the first quarter of 2009 (please see below explanation). A table reconciling adjusted net income to net income can be found in footnote (1) to this release.

  Adjusted EBITDA for the quarter ended March 31, 2010 was $8.2 million compared to $12.9 million in the prior year's quarter (please see below comment). A table reconciling adjusted EBITDA to net income can be found in footnote (2) to this release.

Income from operations, net income, adjusted net income and adjusted EBITDA for the quarter ended March 31, 2010 decreased compared to the same period ended in 2009. This is primarily attributable to the higher vessel operating expenses and the lower rates earned by the Company's vessels operated in the spot market in the three months ended March 31, 2010 compared to the higher rates earned in the three months ended March 31, 2009. During the 2009 quarter, the Company benefitted from the higher charter rates earned under period time charter employment contracted at the peak of the market in 2008. In addition, the Company's general and administrative expenses were higher during the first quarter of 2010 as a result of the higher non-cash stock-based compensation expense of $155,000 compared to $3,000 in the prior year period and the write-off of capitalized expenses of $113,000.

Balance Sheet and Debt Repayment Information

At March 31, 2010, FreeSeas' cash and cash equivalents and restricted cash were $13 million and stockholders' equity was $147.3 million, compared to $9.6 million and $144.5 million, respectively, at December 31, 2009. Our remaining principal repayments total $9 million for 2010 and $17 million for 2011. The following table describes FreeSeas' annual debt repayment obligations for 2010 through 2016:

Year	Amount	Upcoming Obligations by Quarter
	(in 000s)		(in 000s)
2010	$11,550
2011	$16,750	Q2 2010	$3,850**
2012	$33,759*	Q3 2010	$3,850
2013	$14,350	Q4 2010	$3,850
2014	$14,350		$11,550
2015	$21,075
2016	$22,275
Total	$134,109

*Includes a balloon payment of $17.6 million, which FreeSeas currently intends to refinance, although there can be no assurances that it will be able to do so.
** FreeSeas has already paid $2.6 million in principal as of May 31, 2010.

Fleet Employment Data

Since its last press release, FreeSeas has entered into the following new charter:

-       The M/V Free Maverick, a 1998-built, 23,994 dwt Handysize vessel, has been chartered for a time charter trip of approximately 50 days at a daily rate of $15,000.

Vessel Name	Type	Built	Dwt	Employment
M/V Free Destiny	Handysize	1982	25,240	45-55 day time charter trip at $10,750 per day through June 2010
M/V Free Envoy	Handysize	1984	26,318	30 day time charter trip at $15,000 per day through June 2010
M/V Free Goddess	Handysize	1995	22,051	Passing scheduled dry-dock
M/V Free Hero	Handysize	1995	24,318	40-45 day time charter at $18,000 per day through June 2010
M/V Free Impala	Handysize	1997	24,111	30 day time charter trip at $20,000 per day through June 2010
M/V Free Jupiter	Handymax	2002	47,777	Balance of time charter at $25,216 per day through February 2011 and any day in excess at $28,000 per day through May 2011
M/V Free Knight	Handysize	1998	24,111	25-30 day time charter trip at $15,500 per day through June 2010
M/V Free Lady	Handymax	2003	50,246	Balance of time charter at $51,150 per day through June 2010
M/V Free Maverick	Handysize	1998	23,994	50 day time charter trip at $15,000 per day through July 2010
M/V Free Neptune	Handysize	1996	30,838	60 day time charter trip at $25,000 per day through June 2010

*The average net charter rates per vessel realized by the Company will depend on actual repositioning time and bunkers consumed between successive chartering employments, as well as potential operational off-hires. The above table is provided for indicative purposes only, and should not to be deemed to reflect actual operating revenues received from employment of vessels.

Conference Call with Accompanying Slide Presentation

The Company will discuss these results in a conference call later this morning at 11:00 a.m. ET. The dial-in numbers are:
            (866) 861-6730 (US)
            (702) 696-4678 (INTERNATIONAL)

The conference call will also be broadcast live via the "Investor Relations" section of FreeSeas's website at www.freeseas.gr or interested parties can click on the following link:
http://investor.shareholder.com/media/eventdetail.cfm?eventid=81835&CompanyID=FREE&e=1&mediaKey=EB9ADB8E14D55FD69646AF90B449183D.

The Company will also have an accompanying slide presentation available approximately 30 minutes prior to the conference call. The webcast will be archived and accessible for approximately 15 days if you are unable to listen to the live call. To listen to the live call, please go to the website at least 15 minutes early to register, download and install any necessary audio software. If you are unable to participate in the live call, the conference call will be archived and can be accessed for approximately 30 days.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of drybulk carriers. Currently, it has a fleet of eight Handysize vessels and two Handymax vessels. FreeSeas' common stock and warrants trade on the NASDAQ Global Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, http://www.freeseas.gr.

The FreeSeas Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=5981

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as "expects,'' "intends,'' "plans,'' "believes,'' "anticipates,'' "hopes,'' "estimates,'' and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

FREESEAS INC.
PERFORMANCE INDICATORS
(All amounts in tables in thousands of United States dollars, except for fleet data )

	Three Months Ended
	March 31, 2010	March 31, 2009
EBITDA (2)	$8,168	$12,853
Fleet Data:
Average number of vessels (3)	10.00	9.00
Ownership days (4)	900	810
Available days (5)	900	810
Operating days (6)	845	809
Fleet utilization (7)	93.9%	99.9%
Average daily results:
Average TCE rate (8)	$17,102	$20,334
Vessel operating expenses (9)	5,208	4,295
Management fees (10)	589	512
General and administrative expenses(11)	1,238	884
Total vessel operating expenses (12)	$5,797	$4,807

(1) Adjusted net income reconciliation to net income:
Adjusted Net Income. We consider adjusted net income to represent net earnings before unrealized gain/(loss) on derivative instruments and stock based compensation expense. Adjusted Net Income is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted Net Income may not be comparable to that reported by other companies. Adjusted Net Income is included herein because it is an alternative measure of our liquidity performance and indebtedness.
	Three Months Ended
	March 31, 2010	March 31, 2009
Net income (loss)	$ 2,697	$ 6,197
Stock-based compensation expense	155	3
Unrealized swap (gains)/losses	4	(57)
Adjusted Net Income	$ 2,856	$ 6,143
(2) EBITDA reconciliation to net income:
Adjusted EBITDA. We consider EBITDA to represent net earnings before interest, taxes, depreciation and amortization, amortization of deferred revenue, back log asset, gain/(loss) on derivative instruments and stock based compensation expense. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is an alternative measure of our liquidity performance and indebtedness.

	Three Months Ended
	March 31, 2010	March 31, 2009
Net income (loss)	$ 2,697	$ 6,197
Depreciation and amortization	4,411	4,561
Amortization of deferred revenue	(254)	251
Back log asset	--	680
Stock-based compensation expense	155	3
loss on derivative instruments	113	92
Interest and finance cost, net	1,046	1,069
Adjusted EBITDA	$ 8,168	$ 12,853

(3) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.
(4) Ownership days are the total number of days in a period during which the vessels in our fleet have been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.
(5) Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.
(6) Operating days are the number of available days less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.
(7) We calculate fleet utilization by dividing the number of our fleet's operating days during a period by the number of ownership days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or other surveys.
(8) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses and commissions) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

	Three Months Ended
	March 31, 2010	March 31, 2009
Operating revenues	$ 15,657	$ 17,556
Voyage expenses and commissions	(1,206)	(1,106)
Net operating revenues	14,451	16,450
Operating days	845	809
Time charter equivalent daily rate	$ 17,102	$ 20,334
(9) Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

Three Months Ended
	March 31, 2010	March 31, 2009
Vessel operating expenses	$ 4,687	$ 3,479
Ownership days	900	810
Daily vessel operating expense	$ 5,208	$ 4,295

(10) Daily management fees are calculated by dividing total management fees paid on ships owned by ownership days for the relevant time period.
(11) Average daily general and administrative expenses are calculated by dividing general and administrative expenses by operating days for the relevant period.
(12) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of daily vessel operating expense and daily management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.
FREESEAS INC.
UNAUDITED CONDENSED STATEMENTS OF INCOME
(All amounts in tables in thousands of United States dollars, except for share and per share data)

	For three months ended 31-Mar-10 (Unaudited)	For three months ended 31-Mar-09 (Unaudited)
OPERATING REVENUES	$ 15,657	$ 17,556

OPERATING EXPENSES:
Voyage expenses	(295)	(159)
Vessel operating expenses	(4,687)	(3,479)
Depreciation expense	(3,922)	(4,280)
Amortization of deferred charges	(489)	(281)
Management and other fees to a related party	(530)	(415)
Commissions	(911)	(947)
General and administrative expenses	(1,046)	(715)
Income from operations	$ 3,777	$ 7,280

OTHER INCOME (EXPENSE):
Interest and finance costs	$ (1,066)	$ (1,083)
(Loss) on derivative instruments	(113)	(92)
Interest income	20	14
Other	79	78
Other (expense)	$ (1,080)	$ (1,083)

Net income	$ 2,697	$ 6,197

Basic earnings per share	$ 0.09	$ 0.29
Diluted earnings per share	$ 0.09	$ 0.29
Basic weighted average number of shares	31,567,480	21,171,329
Diluted weighted average number of shares	31,591,158	21,171,329
FREESEAS INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in tables in thousands of United States dollars, except for share and per share data)

	March 31, 2010 (Unaudited)	December 31, 2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$ 9,900	$ 6,341
Restricted cash	1,649	1,750
Trade receivables, net	2,251	2,011
Insurance claims	6,504	9,240
Due from related party	1,447	1,410
Inventories	658	601
Prepayments and other	506	772
Total current assets	$ 22,915	$ 22,125

Fixed assets, net	266,779	270,701
Deferred charges, net	2,455	2,995
Restricted cash	1,500	1,500
Total non-current assets	$ 270,734	$ 275,196

Total Assets	$ 293,649	$ 297,321

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$ 7,816	$ 10,746
Accrued liabilities	1,169	1,310
Due to related party	41	18
Unearned revenue	1,040	416
Derivative financial instruments - current portion	575	566
Deferred revenue - current portion	916	1,032
Bank loans - current portion	15,738	15,400
Total current liabilities	$ 27,295	$ 29,488

Derivative financial instruments - net of current portion	679	684
Deferred revenue - net of current portion	--	138
Bank loans - net of current portion	118,371	122,559
Total long - term liabilities	$ 119,050	$ 123,381

Commitments and Contingencies
SHAREHOLDERS' EQUITY:
Common stock	32	32
Additional paid-in capital	127,204	127,049
Retained earnings	20,068	17,371
Total shareholders' equity	147,304	144,452
Total Liabilities and Shareholders' Equity	$ 293,649	$ 297,321
CONTACT:  FreeSeas Inc.
          Alexandros Mylonas, Chief Financial Officer
          011-30-210-45-28-770
          Fax: 011-30-210-429-10-10
          info@freeseas.gr
          www.freeseas.gr

          The Equity Group
          Investor Relations
          Adam Prior, Vice President
          212-836-9606
          aprior@equityny.com
          www.theequitygroup.com